FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of  April 2006

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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Contact: Dan Suesskind

Chief Financial Officer

Teva Pharmaceutical Industries Ltd.

(011) 972-2-589-2840

George Barrett

President and CEO

Teva North America

FOR IMMEDIATE RELEASE (215) 591-3030

Liraz Kalif / Kevin Mannix

Investor Relations

(011) 972-3-926-7554 / (215) 591-8912

TEVA RECOMMENDS REJECTION OF "MINI-TENDER" OFFER
FROM TRC CAPITAL

Jerusalem, Israel, April 28, 2006 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that it has been notified of an unsolicited so-called "mini-tender" offer by TRC Capital Corporation to purchase up to 2.5 million Teva  ordinary shares in the form of American Depositary Shares ("ADSs"), representing less than 0.4% of Teva`s outstanding shares.  TRC Capital`s offer price of $37.80 per share represents a 3.8% discount to the $39.31 per share closing price on Nasdaq of the ADSs on April 19, 2006, the day prior to the date of the offer, and is more than 7.6% below yesterday`s $40.92 per share Nasdaq closing price.

Teva recommends against shareholders tendering their shares in response to this unsolicited mini-tender offer, which is subject to financing and other conditions.  Teva is not associated in any way with TRC Capital and has had no involvement in its mini-tender offer or the related offer documentation.

Teva understands that TRC Capital in the past has made similar unsolicited mini-tender offers involving the stock of a number of other companies.  These offers seek to acquire less than 5% of a company`s outstanding shares and thereby avoid many procedural and disclosure requirements of the U.S. Securities and Exchange Commission ("SEC") because they are below the SEC`s threshold to provide such disclosure and procedural protections for investors.

The SEC has issued an investor alert regarding these mini-tender offers, noting that in making the offers at below-market prices bidders are "hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price."  The SEC`s advisory may be found on the SEC web site, at www.sec.gov/investor/pubs/minitend.htm.

Teva shareholders who already have tendered their shares are advised that they may withdraw their shares by providing the written notice described in the TRC Capital offering documents prior to the expiration of the offer currently scheduled for 12:01 a.m., New York City time on Friday, May 19, 2006.

Teva urges investors to obtain current market quotations for their shares, to consult their financial advisor and to exercise caution with respect to TRC Capital`s offer.

Teva draws the attention of broker-dealers and other market participants in the dissemination of the offer to the SEC`s recommendations to broker-dealers in these circumstances, which can be found on the SEC`s website at http://www.sec.gov/divisions/marketreg/minitenders/sia072401.htm.  Teva requests that a copy of this press release be included with all distributions of materials relating to TRC Capital`s mini-tender offer.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company.  The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products.  Close to 90% of Teva`s sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management`s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to Teva`s ability to rapidly integrate Ivax Corporation`s operations and achieve expected synergies, Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic products, the impact of competition from brand-name companies that sell or license their own brand products under generic trade dress and at generic prices (so called "authorized generics") or seek to delay the introduction of generic product, the impact of consolidation of our distributors and customers, regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding litigation, including that relating to the generic versions of Allegra®, Neurontin®, Oxycontin® and Zithromax®, the effects of competition on Copaxone® sales, including as a result of the expected reintroduction of Tysabri® into the market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, Teva`s ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism or major hostilities, environmental risks, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva`s Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: April 28, 2006